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                                                                 EXHIBIT 3(ii).2



                                  MINIMED INC.
                               AMENDMENT TO BYLAWS
                             ADOPTED AUGUST 16, 2000


     Section 4.07. Office of the Chief Executive. The Office of the Chief Executive of the Corporation shall consist of Chairman of the Board of Directors and the President/Chief Operating Officer of the Corporation. Such officers shall, together, be the chief executive officer of the corporation and shall have, subject to the control of the Board, general and active supervision and management over officers, assistants, agents and employees of the Corporation.

     Section 4.08. The Chairman of the Board of Directors. The Chairman of the Board of Directors of the Corporation shall preside at all meetings of the Board of Directors and all meetings of stockholders of the Corporation. In the absence of the Chairman of the Board of Directors, the Chairman may designate a person to serve in such capacity, or the Board of Directors may designate a person to serve in such capacity for purposes of any such meeting.

The remainder of the numerical references for Article IV shall be adjusted as appropriate.